Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Company	State or Country of Organization

BioHelix Corporation	Massachusetts

Diagnostic Hybrids, Inc.	Ohio

Litmus Concepts, Inc.	California

Metra Biosystems, Inc.	California

Osteo Sciences Corporation	Oregon

Pacific Biotech, Inc.	California

Quidel China, Ltd.	China

Quidel Germany, GmbH	Germany

Quidel International, LLC	Delaware